Exhibit 99.1

RADCOM LTD.
___________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. will be held on Monday, December 17, 2012 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel, and Matty Karp;

(2)	To elect Ms. Rachel (Heli) Bennun as a new director of our company;

(3)	Subject to the approval of Item 2, to approve the remuneration of the new director of our company;

(4)	To approve a grant of options to Ms. Rachel (Heli) Bennun in her capacity as a consultant of our company;

(5)	To approve liability insurance covering our directors and controlling shareholders in their capacity as our directors or officers;

(6)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(7)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2011; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on November 12, 2012 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in our Register of Members.

Dated: November 12, 2012	By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors

Our audited financial statements for the fiscal year ended December 31, 2011, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2012 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at our website, www.radcom.com.

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RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL
___________________________

PROXY STATEMENT
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2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value ("Ordinary Shares"), in connection with the solicitation by our Board of Directors ("Board of Directors") of proxies for use at the 2012 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held on Monday, December 17, 2012 at 3:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, resolutions be adopted as follows:

(1)	To re-elect the following members of our Board of Directors: Zohar Zisapel and Matty Karp;

(2)	To elect Ms. Rachel (Heli) Bennun as a new director of our company;

(3)	Subject to the approval of Item 2, to approve the remuneration of the new director of our company;

(4)	To approve a grant of options to Ms. Rachel (Heli) Bennun in her capacity as a consultant of our company;

(5)	To approve liability insurance covering our directors and controlling shareholders in their capacity as our directors or officers; and

(6)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as our independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of our Board of Directors to fix their remuneration.

Additionally, the auditors’ report and our consolidated financial statements for the year ended December 31, 2011 will be discussed.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than 48 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record at the close of business on November 12, 2012 will be entitled to vote at the Meeting and any adjournments or postponements thereof.  Proxies will be mailed to shareholders on or about November 15, 2012 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

We had outstanding on November 9, 2012, 6,449,780 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of November 9, 2012 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.  The percentage of outstanding Ordinary Shares is based on 6,449,780 Ordinary Shares outstanding as of November 9, 2012.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	2,255,883	34.22%
Yehuda Zisapel (4)	506,790	7.86%
Orington Holdings Limited (5)	389,864	6.04%
David Ripstein (6)	144,000	2.18%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein, (8 persons) (7)	243,373	3.64%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 12, 2012.

(2)
For determining the percentage owned by each person or group, Ordinary Shares for each person or group includes Ordinary Shares that may be acquired by such person or group pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of November 12, 2012.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.  On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

(3)
Includes (i) 1,992,673 Ordinary Shares held of record by Mr. Zohar Zisapel, (ii) 44,460 Ordinary Shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 Ordinary Shares held by Klil & Michael Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 Ordinary Shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 110,000 Ordinary Shares issuable upon exercise of options, with an average exercise price per share of $6.59, expiring between the years 2013 and 2018, and (vi) 38,986 Ordinary Shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in 2013, all exercisable within 60 days of November 12, 2012. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC, and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 27, 2012.

(4)
Includes (i) 234,740 Ordinary Shares held of record by Mr. Yehuda Zisapel, (ii) 44,460 Ordinary Shares held of record by RDC, an Israeli company, and (iii) 227,590 Ordinary Shares held of record by Retem Local Networks Ltd., an Israeli company.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RDC.  Mr. Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Yehuda Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes beneficial ownership of 292,398 Ordinary Shares and 97,466 Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010. This information is based upon a Schedule 13G filed by Orington Holdings Limited and its sole shareholder Finsbury Holdings Limited, with the SEC on October 19, 2010.

(6)	Comprised of 144,000 Ordinary Shares issuable upon exercise of options, which expire between the years 2012 and 2017 and are all exercisable within 60 days of November 12, 2012.
(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of November 12, 2012) and have, therefore, not been separately disclosed. The amount of Ordinary Shares is comprised of 243,373 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of November 12, 2012.

ITEM 1 – RE-ELECTION OF NON-EXTERNAL DIRECTORS

At the Meeting, you will be asked to re-elect two non-external directors, Mr. Zohar Zisapel and Mr. Matty Karp, to serve as members of our Board of Directors. The nominees, if re-elected, together with our external directors, who were re-elected at our 2010 annual general meeting of shareholders for a three-year term as required under Israeli law, and, if elected, the new director proposed to be elected pursuant to Item 2 below, will constitute our entire Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as our directors, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of our Articles of Association.

In the event any one or more of the below nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any nominees named herein.

Set forth below is a brief biography of each of the nominees for director, based upon our records and information furnished to us by each of them.

Mr. Zohar Zisapel (63), a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985. Mr. Zisapel is also the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Matty Karp (62), has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.   From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Mr. Zohar Zisapel be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

"RESOLVED, that Mr. Matty Karp be and hereby is re-elected to serve as a member of our Board of Directors, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2 –ELECTION OF A NEW DIRECTOR

Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect one non-external director, Ms. Rachel (Heli) Bennun to serve as a member of our Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under our Articles of Association, our Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on our Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of the nominee named below as our director, to hold office until the next annual general meeting and until her successor shall have duly taken office, unless her office is vacated earlier under any relevant provision of our Articles of Association.

In the event the nominee should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why the nominee, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of the nominee named herein. The following information is supplied with respect to Ms. Bennun, who was nominated and recommended to be elected by the Board of Directors (the nomination of Ms. Bennun was recommended by all members of our Board of Directors, with the exception of Mr. Zohar Zisapel who did not participate in the deliberations and voting due to a personal interest), and is based upon the records of our company and information furnished to it by Ms. Bennun.

Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder.  In addition, since the beginning of 2012 she has been providing consulting services to our company.  For a description of the terms of her engagement see our press release, which was attached as Exhibit 99.1 to our Form 6-K filed with the SEC on December 29, 2011.

A brief biography of the nominee is set forth below:

Ms. Rachel (Heli) Bennun has over 25 years of professional experience in High-Tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focussed on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO  from 1998 until 2001, during which time ArelNet went public on the TASE (2000).  In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in industrial and management engineering from Ben-Gurion University.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Ms. Rachel (Heli) Bennun is elected to serve as a member of our Board of Directors, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 – REMUNERATION FOR THE NEW DIRECTOR

Under the Israeli Companies Law, 5759-1999 (the "Companies Law") and the regulations promulgated thereunder (the "Compensation Regulations"), the remuneration of directors generally requires the approval of a company’s audit committee, followed by the approval of its board of directors, and then the approval of its shareholders.

Subject to the election of Ms. Rachel (Heli) Bennun as a director of our company (see Item 2), and shareholder approval of this Item 3, both the Audit Committee of the Board of Directors (the “Audit Committee”) and the Board of Directors have approved to pay the new director cash compensation and equity compensation in amounts equal to the compensation of our other directors (other than our Chairman), which was previously approved by our shareholders on November 1, 2010.  Accordingly, if approved, the new director will be paid (i) an annual fee of NIS 18,300 (currently equivalent to approximately $4,660) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $270), payable in accordance with the Compensation Regulations, and (ii) options to purchase 10,000 Ordinary Shares to be fully vested and immediately exercisable on the date of grant and will expire on the earlier of seven years or after such director’s termination or resignation from office.  If Ms. Bennun is subsequently reelected at our 2013 annual general meeting of shareholders and our shareholders approve at such meeting (or prior to such meeting) new compensation terms for our directors (other than the Chairman), Ms. Bennun will receive the same compensation as the other directors (other than the Chairman), subject to applicable law.

The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on November 12, 2012.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of Ms. Bennun, subject to applicable law.

The equity component of the proposed director compensation for Ms. Bennun consists of options exercisable into 10,000 Ordinary Shares under our 2003 Share Option Plan. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the date of grant, which will be the date of the Meeting.  If the shareholders approve any change to the terms of the 2003 Share Option Plan with respect to external directors, within the meaning of the Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to Ms. Bennun, subject to applicable law.  For more information regarding options issued under the plan, see Item No. 3 of our Proxy Statement, filed with the SEC on Form 6-K on August 11, 2003.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.  However, since Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, who may be deemed a controlling shareholder of the Company, the approval of the compensation of Ms. Bennun also requires that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company.  The Companies Law requires that each shareholder voting on the matter relating to Ms. Bennun indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of our public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact Mr. Gilad Yehudai, our Chief Financial Officer for guidance at +972-77-774-5060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact us on your behalf.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the election of Ms. Rachel (Heli) Bennun as a director of our company, to pay to Ms. Bennun, effective as of the date of the Meeting, compensation equal to the compensation described in the Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 12, 2012.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - APPROVAL OF GRANT OF OPTIONS TO COMPANY CONSULTANT

In December 2011, we entered into a consulting agreement with Ms. Rachel (Heli) Bennun.  Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder. The key terms of the agreement are as follows: (i) Ms. Bennun will provide advisory services to our management with respect to our business operations, (ii) we will pay Ms. Bennun a monthly amount which may not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax, (iii) the term of engagement shall be for a period of 12 months from commencement of services or as otherwise agreed by us and Ms. Bennun, and (iv) during the term of the agreement, Ms. Bennun will provide services for at least 25 hours a month on the average.  The transaction was authorized by all necessary corporate action required by the Companies Law.

In recognition of Ms. Bennun's excellent services to the Company for a cash compensation that is significantly lower than the market value of these services, in October 2012 our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval to grant to Ms. Bennun, options to purchase 10,000 Ordinary Shares, which will be fully vested upon the one-year anniversary of the grant date, which will be the date of the Meeting. The exercise price per share of the options will be equal to the closing price per share of the Ordinary Shares on the NASDAQ Capital Market on the applicable date of grant, which will be the date of the Meeting. The options are exercisable into Ordinary Shares under our 2003 Share Option Plan. For more information regarding options issued under the plan, see Item No. 3 of our Proxy Statement, filed with the SEC on Form 6-K on August 11, 2003.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter. In addition, since Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, who may be deemed a “controlling shareholder” of the Company (as such term is defined in the Companies Law), the approval of the foregoing grant of options to Ms. Bennun requires that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Item 3 above, under the caption “Required Approval”.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Rachel (Heli) Bennun shall be granted stock options in accordance with the terms described in the Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, dated November 12, 2012.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPROVAL OF LIABILITY INSURANCE COVERING OUR DIRECTORS AND
CONTROLLING SHAREHOLDERS IN THEIR CAPACITY AS OUR DIRECTORS OR OFFICERS

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for their liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.  Specifically, the purchase of insurance for directors is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order, and they have done so in the past.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) for proceedings under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 1968, as amended (the "Securities Law") (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

Our Audit Committee and Board of Directors believe that it is in our best interests to provide directors' and officers' liability insurance coverage to enable us to attract and retain highly qualified directors and officers. On September 14, 2004, following the approval of our Audit Committee and Board of Directors, our shareholders approved our entering into a directors and officers liability insurance policy for the benefits of our directors and officers. Currently, our directors and officers receive coverage of up to $10 million per claim and in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only.

We generally renew our directors' and officers' insurance policy every 12 to 18 months. Our current directors' and officers' insurance policy was renewed in July 2012 for a term of 14 months.

Due to a recent amendment to the Companies Law, an agreement with a controlling shareholder for a period or periods exceeding a total of three years, such as directors' and officers' insurance in favor of our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest, must be approved by our Audit Committee, Board of Directors and shareholders every three years. Accordingly, our Audit Committee and Board of Directors have reviewed the existing directors' and officers' insurance policy and have resolved to approve its renewal or extension, or the purchase of other directors' and officers' insurance, (A) with respect to our directors who are not considered controlling shareholders under the Companies Law, upon the same terms and conditions and subject to the following conditions, and (B) during a period of three years with respect to our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest, upon the same terms and conditions and subject to the following conditions, for a period of three years.

At the Meeting, the shareholders will be asked to approve that (A) we may renew or extend the existing directors' and officers' insurance policy, or purchase any other directors' and officers' insurance policy, for our directors who are not considered controlling shareholders under the Companies Law and (B) during a period of three years, we may renew or extend the existing directors' and officers' insurance policy, or purchase any other directors' and officers' insurance policy, for our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest, upon expiration of any such policy then in effect, provided that such renewal, extension or substitution is for the benefit of our company and our officers, directors and certain other employees and on terms substantially similar to or more favorable to us than those of the then effective insurance policy, that the coverage will not exceed the amounts described above and that the annual premium will not exceed $80,000 (which amount may be increased at a rate of up to 10% per annum at any time that such policy is renewed, extended or substituted).

Under the Companies Law, the purchase of a liability insurance policy covering officers who are not controlling shareholders requires the approval of the Audit Committee and the Board of Directors, but not the approval of the shareholders. Our Audit Committee and Board of Directors approved the extension of the insurance policy covering the liability of our officers who are not controlling shareholders on October 22, 2012.

Required Approvals

The approval of proposed resolution "A" below requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of proposed resolution "B" below requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in our company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Item 3 above, under the caption “Required Approval”.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“A.           RESOLVED,, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, be approved for the benefit of the directors of our Company who are not considered controlling shareholders under the Companies Law, who may serve from time to time; and

B.           RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, be approved for the benefit of the directors and officers of our Company that are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who may serve from time to time, for a period of three years from the date of this resolution.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 6 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders, and have no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Kost Forer Gabbay & Kasierer, A Member firm of Ernst and Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the end of the 2012 annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board of Directors, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 – REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended December 31, 2011 were filed together with our Annual Report on Form 20-F, which was filed on March 29, 2012 with the SEC and is available at their website, www.sec.gov, and at our website, www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote by the shareholders.

ITEM 8 OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: November 12, 2012	By Order of the Board of Directors, Zohar Zisapel Chairman of the Board of Directors